VIZSLA SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of holders of common shares (the "Common Shares") of Vizsla Silver Corp. ("Vizsla" or the "Company") will be held at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, via teleconference on Tuesday, November 23, 2021 at 4:00 p.m. (PST). For shareholders who wish to attend the meeting in person, please email Jen Hanson at jen@vizslasilver.ca no later than 48 hours prior to the meeting.

To participate or submit questions during the Meeting, please refer to the following dial-in instructions:

Ready-Access Number: 1-888-345-2160

Secondary Number: 1-416-620-2160

7-Digit Access Code: 8181630

At the Meeting, Shareholders will be asked to:

1. fix the number of directors of the Company at six (6) persons;

2. elect six (6) directors of the Company for the ensuing year;

3. appoint MNP LLP as the Company's auditor for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4. confirm the Company's stock option plan, as required annually by the policies of the TSX Venture Exchange; and

5. transact such other business as may property be put before the Meeting.

At the Meeting, Shareholders will also receive and consider the audited financial statements of the Company for the financial year ended April 30, 2021 together with the auditors' report thereon.

The Information Circular and the appendices thereto are deemed to form part of this Notice of Meeting.

Registered holders of Common Shares who wish to ensure their securities will be voted at the Meeting are requested to date, complete and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in this Information Circular. To be effective, proxies must be received before 4:00 p.m. (PST) on November 19, 2021 or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

Shareholders who do not hold Common Shares in their own name must follow the instructions set out in the voting instruction form or the form of proxy provided to the beneficial shareholder by its intermediary, and in the Information Circular to ensure their Common Shares will be voted at the Meeting. If Common Shares are held in a brokerage account, then in almost all cases those securities will not be registered in the shareholder's name on the records of Vizsla.

Due to Covid-19 restrictions, all shareholders are to send in their proxy using the below methods and attend the meeting via conference call as provided on page 1 of this Information Circular.

To be effective, the enclosed Proxy Instrument must be returned to the Company's transfer agent, Computershare Investor Services Inc., ("Computershare"):

(a) by mail using the enclosed return envelope;

(b) by internet as described on the enclosed proxy; or

(c) by registered mail, by hand or by courier delivery to Computershare Investor Services Inc., 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1

All instructions are listed on the enclosed Proxy Instrument. Your proxy or voting instructions must be received in each case no later than 4:00 p.m. (Vancouver Time) on November 19, 2021 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia or Ontario) before the beginning of any adjournment to the Meeting.

If you are a non-registered beneficial shareholder, a voting information form (also known as a "VIF"), instead of a Proxy Instrument, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your shares.

DATED at Vancouver, British Columbia, on October 19, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert

Chief Executive Officer and Director